                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                   Under The Securities Exchange Act of 1934

                             JILCO INDUSTRIES, INC.
                             ----------------------
                                (Name of Issuer)

                           Common Stock, no par value
                         ------------------------------
                         (Title of Class of Securities)

                                     0-6649
                             ---------------------
                             (Commission File No.)

                                   95-2075885
                             ---------------------
                             (I.R.S. Employer No.)

                              Gary N. Jacobs, Esq.
         Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP
                   2121 Avenue of the Stars, Eighteenth Floor
                         Los Angeles, California 90067
                                 (310) 553-3000
                  ---------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  July 31, 1971
                             ---------------------
            (Date of Event Which Requires Filing Of This Statement)

If the Filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                        (Continued on following page(s))


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COMMISSION FILE NO. 0-6649           SCHEDULE 13D             PAGE 2 OF 4 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON    LEONARD M. ROSS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 S.S. # ###-##-####
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            PF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          400,955 shares**
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY                 -0-
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            400,955 shares**
       PERSON         ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                                 -0-
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      400,955**
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              89.1%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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        ITEM 1. SECURITY AND ISSUER.

        This statement relates to the common stock, no par value, of Jilco Industries, Inc., a California corporation (the "Company"). The address of the Company's principal executive offices is P.O. Box 10539, Beverly Hills, California 90213.

        ITEM 2. IDENTITY AND BACKGROUND.

               (a)    Leonard M. Ross

               (b)    1011-1/2 N. Beverly Drive
                      Beverly Hills, California 90213

               (c) Investor in real estate and other investments. 1011-1/2 N. Beverly Drive
                      Beverly Hills, California 90213

               (d)    None.

               (e)    None.

               (f)    United States.

        ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        In 1971, Mr. Ross purchased the 400,955 shares covered by this statement for $40,000 in cash, which cash came from Mr. Ross's available personal investment funds.

        ITEM 4. PURPOSE OF TRANSACTION.

        Mr. Ross acquired the shares to hold for investment purposes.

        ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

               (a) Mr. Ross beneficially owns an aggregate of 400,955 shares of the Company's common stock, which represents 89.1% of the outstanding common stock of the Company.

               (b) Mr. Ross has the sole power to vote and dispose of 400,955 shares.

               (c)    Not applicable.

               (d)    Not applicable.

               (e)    Not applicable.



                                   Page 3 of 4

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        ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                RESPECT TO SECURITIES OF THE ISSUER.

                None.

        ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

                None.


                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 28, 1997
                                                   /s/ LEONARD M. ROSS
                                                   -----------------------------
                                                   LEONARD M. ROSS



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